Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Fiscal Year
	October 1,	September 30,	September 29,	September 27,	Ended
	2005	2006	2007	2008	October 3, 2009
Earnings:
(Loss) income before income taxes	$(128,155)	$(4,577)	$(12,310)	$(20,276)	$5,920
Preferred stock dividend requirement	(11,013)	(15,718)	(23,919)	(32,980)	(42,991)
Fixed charges	50,183	55,417	65,642	72,103	77,398

Total adjusted earnings	(88,985)	35,122	29,413	18,847	40,327
Fixed charges:
Interest expense	32,527	33,781	36,145	33,812	29,708
Interest portion of net rental expense	6,643	5,918	5,578	5,311	4,699
Preferred stock dividend requirement	11,013	15,718	23,919	32,980	42,991

Total fixed charges	50,183	55,417	65,642	72,103	77,398
Ratio of earnings to fixed charges	—	—	—	—	—
Deficiency of earnings to cover fixed charges	139,168	20,295	36,229	53,256	37,071